Mail Stop 0309

							January 25, 2005

Robert W. Nicora
Chief Executive Officer
Synthetic Blood International, Inc.
3189 Airway Avenue
Building C
Costa Mesa, CA  92626

Re:	Synthetic Blood International, Inc.
	Registration Statement on Form S-2
	File Number 333-122057

Dear Mr. Nicora:

      This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing. However, please note that all comments will need to be fully resolved before we take final action on the registration statement.

Form S-2

General
1. Please confirm that you intend to provide copies of reports incorporated by reference with your prospectus.

*	*	*

      Once you have cleared our comment, we will act upon any request for acceleration of the effective date of the Form S-2 and pursuant to delegated authority, grant acceleration of the effective date. We will consider your request for acceleration as a confirmation of the fact that you are aware of your responsibilities under the Securities
Act of 1933 and the Securities Act of 1934 as they relate to the proposed public offerings.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Song Brandon at (202) 942-2831 or me at (202) 942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Mark E. Lehman, Esq.
      Parsons Behle & Latimer
      201 S. Main Street
      P.O. Box 45898
      Salt Lake City, UT  84145-0898

??

??

??

??

Robert W. Nicora
Synthetic Blood International, Inc.
January 25, 2005
Page 1